

December 23, 2013

Via E-mail
Mr. Frederic M. Burditt
Chief Financial Officer
CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803-4238

> **RE: CIRCOR International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 29, 2013**
> **Filed October 31, 2013**
> **File No. 1-14962**

Dear Mr. Burditt:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies, page 16

1. Please provide an analysis of your methods for testing both goodwill and other intangible assets for impairment. Describe the methods and key assumptions used and how the key assumptions were determined. Discuss the degree of uncertainty associated with the key assumptions and describe potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Provide us with an example of your future intended disclosure.

For the Aerospace reporting unit, using the information in your 2012 goodwill impairment test, please include expanded, quantified disclosure providing investors with more insight into the assumptions used in your assessment of goodwill, including the following disclosures where material:

- how the assumptions compare to recent operating performance,
- the basis for any assumptions that differ significantly from recent operating performance, including net sales trend and growth rate and operating margin,
- a discussion of management's assessment of the sensitivity of the results of your impairment assessment to the assumptions, and
- the potential impact on future operations.

Refer to Section 501.14 of the Codification of Financial Reporting Policies. Please also quantify for us the amount of any goodwill allocated to Aerospace that has been affected by your repositioning activities for which recoverability may be at risk. See Section 501.02 of the Codification of Financial Reporting Policies that requires disclosure of material uncertainties, including the recoverability of assets.

Results of Operations, page 21

2. In your discussion and analysis of results of operations regarding material changes in your consolidated net revenues, consolidated gross profit, consolidated operating income, revenues by segment, gross profit by segment and operating income by segment, you cite several references to higher/lower sales volume, improved pricing and mix and raw material inflation as contributing factors regarding these changes. In future filings, please expand your discussion to quantify the effects of sales volume, sales prices, raw material prices and related product mix, to the extent possible, and explain the underlying causes to allow the reader to assess the relative importance and overall significance. Where you discuss a shift in product mix, provide a detailed explanation of the nature of the shift and underlying reasons. Address the expected future impact of related trends. Please provide us a draft disclosure on your 2012 operating results that is responsive to this comment. Refer to Section 501.04 of the Codification of Financial Reporting Policies and SEC Release 33-8350.

Liquidity and Capital Resources, page 30

3. Given the material changes in your working capital components, please expand the disclosure in future filings to discuss the underlying reasons for changes in trade accounts receivable, prepaid expenses and other assets and accounts payable, accrued expenses and other liabilities.

Note 17 – Segment Information, page 70

Geographic Information, page 71

4. You include other intangible assets, net in long-lived assets in your disclosure of geographic information. Please refer to ASC 280-10-50-41 and 280-10-55-23 and include the disclosure of long-lived assets, as described, in future filings.

Form 10-Q for Fiscal Quarter Ended September 29, 2013

Note 9 – Guarantees and Indemnification Obligations, page 13

5. You cite several factors that affect your warranty obligation in estimating the cost of product warranties. Please explain and quantify the key drivers for the $1.0 million increase in product warranty reserves during the first nine months of 2013 as this represents a material change relative to previous years and constitutes an important estimated cost.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief